April 23, 2012

Mr. William H. Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MAXIMUS, Inc.
File No. 1-12997

Dear Mr. Thompson:

I am writing with reference to your letter to Richard Montoni of MAXIMUS dated April 20, 2012.  That letter requested our response to certain comments from the SEC on our Form 10-K for the year ended September 30, 2011 and a Form 8-K dated February 6, 2012.  That letter requested our response within ten business days.

We respectfully request an extension of time within which to submit our comments.  MAXIMUS proposes to submit its response to the SEC no later than May 18, 2012. Based on my conversation today with Yolanda Guobadia, I understand that this is acceptable. Thank you for your courtesy in extending our response due date.  Please contact me if you need further information.

Sincerely,

/s/Dominic A. Corley

Dominic A. Corley
Director Finance and Accounting